Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE’S AMARUQ PROJECT (FORMERLY “IVR”) NEAR MEADOWBANK YIELDS INTERSECTIONS UP TO 6.1 g/t Au OVER 56 METRES AT DEPTH

Toronto (September 29, 2014) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) is pleased to provide an update on its exploration activities at the newly renamed Amaruq project (formerly the “IVR project”), located approximately 50 kilometres northwest of the Meadowbank mine in Nunavut.  The Company last reported results from this project in a news release dated August 25, 2014.  Recent highlights include:

•                  Whale Tail zone extended to southwest; yields 60-metre, high-grade intercept at depth — The best intercepts to date on the property have been encountered since mid-August 2014. They include hole IVR14-103 with 6.1 grams per tonne (“g/t”) gold (capped) over 55.6 metres estimated true width at 278 metres depth including 13.5 g/t gold (capped) over 17.6 metres, and hole IVR14-116 with 5.2 grams per tonne gold (capped) over 61.8 metres estimated true width at 81 metres depth including 16.3 g/t gold (capped) over 11.8 metres.

•                  Several new targets identified on the property — Drill-testing has begun on the Boulder Field target containing large blocks of quartz vein material (locally with visible gold) lying approximately three kilometres west of the Whale Tail zone.  Drill-testing of other airborne geophysical survey anomalies has resulted in the discovery of another mineralized area (the “Mammoth” target), which is approximately four kilometres southwest of the Whale Tail zone. Another area of mineralized outcropping bedrock (the “Whale Fin” target) has been found one kilometre to the south of the Whale Tail zone.

•                  Project renamed “Amaruq” — Exploration this summer has expanded the extent of the project well beyond the initial “I”, “V” and “R” gold-bearing mineralized zones discovered in 2013. Therefore, the Company has renamed the whole project and property “Amaruq”, which includes distinct zones of mineralization such as “I”, “V”, “R”, and “Whale Tail”, with potential for additional zones to be discovered in the future along the greenstone belt.

“Drilling at Amaruq continues to yield impressive results both along strike and at depth, with good potential for further expansion of the known mineralization,” said Sean Boyd,

President and Chief Executive Officer of Agnico Eagle. “This project further enhances our northern strategy. Given the size and scope of the discovery, studies are currently underway to evaluate how Amaruq could be incorporated into the Meadowbank operational plan and possibly linked with the Meliadine project,” added Mr. Boyd.

The 408-square-kilometre Amaruq property is located within Inuit Owned Land, and a 100% interest was acquired in April 2013 subject to a mineral exploration agreement with Nunavut Tunngavik Incorporated.

Since the drilling program began in July 2013, a total of 142 drill holes (28,962 metres) have been completed up to mid-September 2014.  This includes 14 drill holes (2,332 metres) in 2013 and 128 drill holes (26,639 metres) so far in 2014.  Agnico Eagle’s recent work has revealed the potential for multiple mineralized zones within a significant corridor, as described in the Company’s news release dated August 25, 2014.  Based on the current information, all structures are open laterally along strike and at depth.

The second-phase, 25,000-metre exploration drilling program at Amaruq commenced in July and is expected to continue into October as long as the weather conditions allow. The results of all the drilling to date are expected to contribute to the estimation of an initial mineral resource for the Amaruq project by year-end 2014. The Company estimates that it will spend approximately $9 million on the Amaruq exploration program in 2014.

Expansion of Whale Tail Mineralized Zone

Exploration drilling in August and September 2014 on the Amaruq property has focused on the Whale Tail zone, stepping out from the zone to drill deeper, as well as following it further along strike to the southwest. Whale Tail continues to return significant mineralized intercepts with good continuity along strike and at depth.

The Whale Tail zone was discovered in the spring of 2014 near the north end of Whale Lake.  It appears to include up to four subzones in the same corridor.  The zone has extended rapidly to the southwest to a strike length of 1,000 metres and remains open to the west and at depth.  Drilling has intersected the zone on both sides of the lake and one hole (IVR14-087) was angled to test the zone under the lake.  The area under the lake will be investigated further in the spring of 2015, once the ice is thick enough to support a drill.

On the northeast side, hole IVR14-092 recently intersected 7.3 g/t gold over 12.8 metres at 158 metres below surface including 14.1 g/t gold over 4.8 metres. Approximately 70 metres to the northeast of this, hole IVR14-090 intersected 31.5 g/t gold over 3.2 metres, also at 158 metres below surface.

By directing the drill almost due north, hole IVR14-87 angled beneath the lake and intersected two parallel zones, one grading 8.5 g/t gold over 6.5 metres at 133 metres depth, and the other grading 10.7 g/t gold over 9.3 metres at 150 metres depth.

Step-out drilling on the southwest side of Whale Lake yielded the best results to date on the Amaruq property, cutting wide, high-grade intercepts at depth and extending Whale Tail to the southwest.  Hole IVR14-103 cut a wide intercept grading 6.1 g/t gold over 55.6 metres at 278 metres depth including 13.5 g/t gold over 17.6 metres; the latter intersection included 18.8 g/t gold over 7.1 metres. Approximately 140 metres to the west of hole IVR14-103, hole IVR14-116 cut another wide intercept grading 5.2 g/t gold over 61.8 metres at 81 metres depth including 16.3 g/t gold over 11.8 metres. About 140 metres west of hole IVR14-116, hole IVR14-118 cut a wide intercept grading 7.3 g/t gold over 20.0 metres at 31 metres depth including 20.4 g/t gold over 4.3 metres.

All intercepts reported for the Amaruq project show capped grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.  Additional information about these and other drill intersections is included in the table below, while the drill collars are located on the Amaruq project local geology map.  The drill collar coordinates table can be found in the Appendix of this news release.

[Amaruq Project - Local Geology]

Recent results from Amaruq project exploration drilling in 2014

Drill hole	Deposit	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
IVR14-084	Whale Tail	75.0	78.8	66	3.5	8.74	8.74
and		135.8	139.8	118	3.8	5.38	5.38
IVR14-086	Whale Tail	63.5	69.0	49	5.0	11.92	11.92
IVR14-087	Whale Tail	181.3	189.0	133	6.5	8.48	8.48
and		201.0	212.6	150	9.3	10.73	10.73
IVR14-089	Whale Tail	13.5	17.5	11	3.8	5.51	5.51
and		22.5	28.0	18	5.0	4.57	4.57
and		60.0	71.8	46	10.6	4.97	4.97

and		142.3	152.2	104	7.4	6.97	6.97
including		142.3	146.5	102	3.2	14.09	14.09
IVR14-090	Whale Tail	198.4	202.4	158	3.2	44.21	31.50
IVR14-091	Whale Tail	157.0	162.0	112	4.0	3.30	3.30
and		166.0	171.4	117	4.3	9.51	9.51
IVR14-092	Whale Tail	186.0	203.0	158	12.8	8.63	7.26
including		186.0	192.4	154	4.8	17.70	14.05
IVR14-095	Whale Tail	121.5	159.0	104	26.3	4.13	3.90
including		121.5	125.5	93	2.8	14.92	12.77
IVR14-099	Whale Tail	344.0	348.0	259	2.8	10.25	10.25
IVR14-103	Whale Tail	308.9	383.0	278	55.6	7.07	6.14
including		320.0	343.4	266	17.6	16.47	13.54
including		331.3	340.8	270	7.1	18.77	18.77
IVR14-116	Whale Tail	79.9	144.9	81	61.8	7.39	5.22
including		110.0	122.4	84	11.8	27.65	16.29
IVR14-118	Whale Tail	33.6	55.8	31	20.0	7.30	7.30
including		33.6	38.4	25	4.3	20.42	20.42

* Holes at Amaruq use a capping factor of 60 g/t gold.

New Discoveries — Mammoth, Whale Fin and Boulder Field Targets Found Near Geophysical Anomalies

A 1,029-line-kilometre airborne VTEMplus Time-Domain electromagnetic survey was conducted earlier this year, outlining several coincident magnetic and electromagnetic anomalies.  The map below shows the magnetic results (the coloured areas) and the electromagnetic conductors (the small dark symbols) for part of the survey area, as well as the location of the known mineralized zones and new target areas.  The dashed line follows a distinctive tightly-folded shape of magnetic conductors, which is initially interpreted as folded rock units approximately 12 kilometres long.

[Amaruq Project - VTEMplus Time-Domain electromagnetic survey of area of current activities]

The collection of surface rock samples from an area marked by a significant electromagnetic conductor led to the discovery of numerous quartz-arsenopyrite-galena-bearing large, blocky boulders, locally containing coarse free gold, first mentioned in the Company’s August 25, 2014 news release.  The grouping of boulders, called the “Boulder Field” target, is centred approximately three kilometres west of the Whale Tail zone.  Drilling is underway to find the source bedrock of the mineralized boulders.

Field work in an area about four kilometres southwest of the Whale Tail zone resulted in the discovery of another new target named the “Mammoth” target.  Recent field work and initial drilling in this area have identified mineralization visually similar to the Whale Tail zone; assay results are pending on these holes.

Another area of mineralized outcrop (the “Whale Fin” target) has been found approximately one kilometre south of Whale Tail, and is scheduled for drill-testing before the end of this season.

Baseline Study in Preparation for Permitting Work

A new 25-person exploration camp has been commissioned on site, with an expansion underway to accommodate 60 workers by spring 2015.  The collection of environmental baseline data from the Amaruq exploration site area began in the second half of 2014.  This environmental baseline study could be used for the eventual permitting of the Amaruq project.  In addition, up to mid-September, the permitting team has been evaluating various possibilities for the location of an all-weather exploration road between the Meadowbank mine and the Amaruq exploration site, including making a water crossing assessment, fish surveys and a gravel quarry evaluation, in the event that an exploration road is deemed necessary to increase the drilling effort.  For that purpose, preliminary engineering for a possible all-weather exploration road design is ongoing. The intention is to be prepared to permit and build a road linking the Amaruq exploration project site to the Meadowbank mine for the transport of fuel, equipment and personnel.

Project renamed “Amaruq”

Exploration in 2014 has expanded the extent of the project well beyond the initial “I”, “V” and “R” gold-bearing mineralized zones discovered in 2013. Therefore, the Company has renamed the whole project and property “Amaruq”, an Inuktitut word meaning “large wolf”, after the legend of how wolves were created to keep the caribou herds healthy. The Amaruq project includes several distinct zones of mineralization identified as “I”,

“V”, “R” and “Whale Tail” and several other targets on a property covering 40,800 hectares.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. Its nine mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212

Forward-Looking Statements

The information in this news release has been prepared as at September 29, 2014. Certain statements contained in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information under the provisions of Canadian provincial securities laws and are referred to herein as forward-looking statements. When used in this document, the words “anticipate”, “expect”, “estimate”, “forecast”, “will”, “planned”, and similar expressions are intended to identify forward-looking statements or information.

Such statements include without limitation: estimates of mineral grades, the estimated extent and timing of anticipated future exploration activity; whether results thereof will expand gold reserves or resources; and the nature and timing of permitting work and construction of a camp or road access to the Amaruq project. Such forward-looking statements reflect the Company’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward-looking statements and information. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral grades; cost of exploration and development programs; governmental and environmental regulation; and the volatility of the Company’s stock price.  The material factors and assumptions used in the preparation of the forward-looking statements and information contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2013 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2013 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that permitting and exploration at Amaruq proceeds on a basis consistent with current expectations and plans; that Agnico Eagle’s current estimates of mineral grades are accurate; and that there are no material delays in the timing for completion of the Amaruq exploration project.

For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document, see the Company’s AIF, MD&A and Form 40-F, as well as the Company’s other filings with the Canadian securities regulators and the SEC. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information. For a detailed breakdown of the Company’s reserve and resource position see the Company’s Annual Information Form or Form 40-F.

Guy Gosselin, Vice-President Exploration for Agnico Eagle Mines Limited, approved the scientific and technical information in this news release. Mr. Gosselin verified the data disclosed in this news release, including the sampling, analytical and testing data underlying the information. Verification included a review and validation of the applicable assay databases and reviews of assay certificates. Mr. Gosselin is a P.Eng. with the Ordre ingenieurs du Quebec, and is a qualified person as defined by NI 43-101.

Assay quality assurance and quality control system for the Amaruq Project

The Quality Assurance / Quality Control (QA/QC) program used for the Amaruq project is consistent with NI 43-101 and industry best practices. All samples are assayed at an independent laboratory, ALS Chemex (ALS) in Val-d’Or, Que., with sample preparation at Thunder Bay, Ont., and Val-d’Or. A subset of samples (approximately 10%) is sent to SGS laboratory in Vancouver, B.C., for check-assaying.

All drill core samples (NQ size) are fine crushed to better than 70% of the sample passing 2 mm. A sample split (rotary splitter) of up to 250 g is pulverized to better than 85% of the sample passing 75 microns.

Key components of the QA/QC program are: systematic insertion into the sample stream of blank samples and standards; analyses of duplicate samples, and confirmatory analyses by a second laboratory. Approximately 12% of all samples submitted for analysis are control samples. All control samples are inserted at a frequency of one custom-prepared standard, one blank and one coarse duplicate for every 24 core samples.

Control standard failure is defined by a reported gold content outside of a 2 standard deviation range of the reference standard certified gold content. A failure of a control standard triggers an investigation into the cause. A blank failure is defined by a reported gold content above 3 times detection limit of the method.

All samples are assayed for gold by Fire Assay AA finish with a second run by gravimetric finish (30 g) for those with gold grades above 3 g/t.  Silver is also reported, and samples are aqua regia digested with Atomic Absorption Spectroscopy finish.

Program design, management, and QA/QC are governed by Agnico Eagle’s exploration and reserves and resources development groups, of which Daniel Doucet, Corporate Director of Reserve Development, is the Company’s Qualified Person. The QA/QC data verification has been completed by Agnico Eagle’s Mirela Saraci, P. Geo., Senior Geologist, Geological Data and QAQC Protocol.

Appendix: Selected drill collar coordinates

Amaruq Project exploration drill collar coordinates

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)	Length (metres)
IVR14-084	7255309	606655	160	322	-58	342
IVR14-086	7255282	606596	160	324	-48	201
IVR14-087	7255300	606740	160	351	-46	282
IVR14-089	7255245	606485	160	320	-47	171
IVR14-090	7255618	607142	160	323	-56	252
IVR14-091	7255172	606545	160	321	-47	387
IVR14-092	7255547	607088	160	320	-58	297
IVR14-095	7255149	606457	160	327	-49	213
IVR14-099	7255079	606403	160	332	-50	417
IVR14-103	7255218	606756	160	325	-55	462
IVR14-116	7255222	606568	160	322	-49	366
IVR14-118	7255205	606412	160	322	-46	327

* Coordinate System UTM Nad 83 zone 14